Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 30, 2008

$[—] 98% Principal Protected Notes due February 4, 2009 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No. F-55

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	January 31 2008

Issue Date:	February 05, 2008

Basket Final Valuation Date:	January 30, 2009*

Maturity Date:	February 4, 2009* (resulting in a term to maturity of approximately 1 year)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Korean Won (the “USDKRW” currency exchange rate), (ii) the U.S. Dollar and the Japanese Yen (the “USDJPY” currency exchange rate), and (iii) the U.S. Dollar and the Singapore Dollar (the “USDSGD” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)    where the currency exchange rate is USDKRW, the Korean Won per U.S. Dollar fixing rate for settlement in two Business Days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, or as soon thereafter as practicable, on the relevant date;

(b)    where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen “WMRSPOT12” to the right of the caption “JPY” under the caption “MID” at approximately 11:00 a.m., New York time, on the relevant date; and

(c)    where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date.

See “Description of Reference Asset” in this free writing prospectus for additional information.

Participation Rate:	120% - 125% * * Actual participation rate will be determined on basket initial valuation date

Principal Protection Percentage:	98% principal protection on maturity date

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•   if the basket performance is equal to or greater than 0%, you will receive (a) 98% of the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$980 + [$1,000 x (participation rate x basket performance)]

•   if the basket performance is less than 0%, you will receive $980 for every $1,000 principal amount of your Notes.

Your principal is only protected up to 98% if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = [—] with respect to USDKRW, [—] with respect to USDJPY, and [—] with respect to USDSGD currency exchange rate, which, in each case, represents the reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is  1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RCZ7 and US06738RCZ73

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and a participation rate of 120% and that the reference levels of the basket components are as indicated.

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Example 1: In this case, all three reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-SGD Exchange Rate	1.4207	1.2000	15.53%	0.33	5.18%
USD-KRW Exchange Rate	946.4000	800.0000	15.47%	0.33	5.16%
USD-JPY Exchange Rate	106.8900	88.0000	17.67%	0.33	5.89%

Basket					16.23%

Step 2: Calculate the payment at maturity.

Because the basket performance of 16.23% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) 98% of the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$980 + [$1,000 x (participation rate x basket performance)] = $980 + [$1,000 x (120% x 16.23%)] = $1,174.76

Therefore, the payment at maturity is $1,174.76 per $1,000 principal amount Note, representing a 17.48% return on investment over the term of the Notes.

Example 2: In this case, some reference currencies strengthen against the U.S. dollar while one weakens.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-SGD Exchange Rate	1.4207	1.5000	-5.58%	0.33	-1.86%
USD-KRW Exchange Rate	946.4000	900.0000	4.90%	0.33	1.63%
USD-JPY Exchange Rate	106.8900	98.0000	8.32%	0.33	2.77%

Basket					2.54%

Step 2: Calculate the payment at maturity.

Because the basket performance of 2.54% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) 98% of the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$980 + [$1,000 x (participation rate x basket performance)] = $980 + [$1,000 x (120% x 2.54%)] = $1,010.48

Therefore, the payment at maturity is $1,010.48 per $1,000 principal amount Note, representing a 1.05% return on investment over the term of the Notes.

Example 3: In this case, all three reference currencies weaken against the U.S. dollar. (This occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-SGD Exchange Rate	1.4207	1.6000	-12.62%	0.33	-4.21%
USD-KRW Exchange Rate	946.4000	1000.0000	-5.66%	0.33	-1.89%
USD-JPY Exchange Rate	106.8900	130.0000	-21.62%	0.33	-7.21%

Basket					-13.31%

Step 2: Calculate the payment at maturity.

Because the basket performance of -13.31% is less than 0%, you will receive a payment at maturity of $980. The return on your investment is -2.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

¡

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket

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components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

¡

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 120% -125% (actual participation rate to be determined on basket initial valuation date) of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Partial Preservation of Capital at Maturity—You will receive at least 98% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is only applicable to you if (i) you are a United States holder (as defined in the accompanying prospectus supplement) and (ii) your taxable year does not end on a day that is between the basket final valuation date and the maturity date.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our special tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your Notes, you agree to these terms.

If you are an initial purchaser of the Notes, upon the maturity of your Notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes. Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes between the basket final valuation date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

It is unclear whether the special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) that govern dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency would apply to the Notes. As a technical matter, it appears that Section 988 would apply to your Notes, but this seems incongruous with the regime introduced for regular debt under the Section 1.988-6 Treasury Regulations. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, although the tax treatment of your Notes is not free from doubt, the tax treatment discussed herein constitutes a reasonable treatment of your Notes for United States federal income tax purposes. It is possible, however, that the Internal Revenue Service could assert that your Notes should be subject to the special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or exchange of your Notes would be treated as ordinary income or loss to the extent that such gain or loss is attributable to changes in the spot exchange rates of the currencies underlying the Reference Asset after the date of your purchase of the Notes.

If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your Notes at a discount from their principal amount (i) and hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your Notes over the amount you paid for your Notes, or (ii) sell or exchange them between the basket final valuation date and the maturity date, it would be reasonable to treat any gain that you recognize upon such sale or

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exchange as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes. However, as discussed above, your Notes could be subject to special rules under Section 988 of the Code, in which case any gain or loss you recognized upon the sale or maturity of your Notes would be treated as ordinary gain or loss to the extent that such gain or loss is attributable to changes in the spot exchange rates of the currencies underlying the Reference Asset after the date of your purchase of the Notes.

Alternatively, if your Notes were treated as regular debt for U.S. federal income tax purposes, they would be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 98%. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the baseket return is positive or negative. You will lose up to 2% of the principal invested if the basket return is negative.

•

Notes Bearish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Korean Won, the Japanese Yen and the Singapore Dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the USDINR currency exchange rate had halved from its initial value of 39.470 to 19.735 (an increase of 100% in the value of the Rupee), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the C(i)Final decreases from C(i)Initial, the returns on the Notes continue to increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than 98% of the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components were higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

¡	the expected demand or supply for the basket components;

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¡	the time to maturity of the Notes;

¡	interest and yield rates in the market generally;

¡	a variety of economic, financial, political, regulatory or judicial events; and

¡	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

(a)	where the currency exchange rate is USDKRW, the Korean Won per U.S. Dollar fixing rate for settlement in two Business Days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, or as soon thereafter as practicable, on the relevant date;

(b)	where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen “WMRSPOT12” to the right of the caption “JPY” under the caption “MID” at approximately 11:00 a.m., New York time, on the relevant date; and

(c)	where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Korean Won, Japanese Yen and Singapore Dollar based on the daily, closing currency exchange rates from January 2, 2001 through January 28, 2008. We obtained the information regarding these closing currency exchange rates of the USDKRW, USDJPY and USDSGD below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of the USDKRW, USDJPY and USDSGD should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDKRW, USDJPY and USDSGD currency exchange rates will result in any return in addition to your initial investment.

The reference levels of the USDKRW, USDJPY and USDSGD currency exchange rates on January 28, 2008 were 946.4000, 106.8900, and 1.4207 respectively.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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